

Mail Stop 3561

October 2, 2009

Mr. Daniel R. Van Ness
President
Musician's Exchange
1140 Lilac Charm Avenue
Las Vegas, Nevada 89183

> **Re: Musician's Exchange**
> **Amendment No. 3 to Item 4.01 Form 8-K**
> **Filed September 30, 2009**
> **File No. 333-149446**

Dear Mr. Van Ness:

We have reviewed your filing dated September 25, 2009 and have the following comments. We think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment 3 to Item 4.01 Form 8-K Filed September 30, 2009

1. We note your disclosure in Amendment No. 1 filed August 10, 2009 that the former accountant was dismissed, but your disclosure in the first paragraph states that Scharfman terminated his engagement. Please revise to state whether Scharfman resigned, declined to stand for re-election or was dismissed on May 11, 2009. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K. In addition, if you dismissed Scharfman, please disclose whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors, or the board of directors, if you have no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

2. We note your disclosure that the board of directors approved the engagement of Moore on May 11, 2009. Please revise to disclose the date you actually engaged Moore. Refer to Item 304(a)(2) of Regulation S-K.

3. Please disclose whether Scharfman's report on your financial statements for the period from February 20, 2008 (date of inception) to December 31, 2008 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to

uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer or opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4.   Please note that "reportable events" are defined in Item 304(a)(1)(v) of Regulation S-K. Please revise the reference to Regulation S-K in the fifth paragraph accordingly.

5.   Please note that you are required to file an updated letter from Scharfman as an exhibit to the amended filing. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an updated letter, please disclose that fact in the amendment.

As appropriate, please amend your filing and respond to our comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

You may contact me at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

Ta Tanisha Meadows
Staff Accountant